July 30, 2013

Via EDGAR

Ms. Sharon M. Blume

Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Northwest Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-34582

Dear Ms. Blume:

The following are responses to the comment letter from the U.S. Securities and Exchange Commission to Northwest Bancshares, Inc. (the “Company”) dated July 17, 2013.  For ease of reference the comments have been reproduced below.

Form 10K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality

Loans Past Due and Nonperforming Assets, page 52

1.                                      Please tell us and expand future filings to present the table of nonaccrual, past due and restructured loans pursuant to Item III C 1 of Guide III.  In this regard, you may present nonperforming loans which would be defined as nonaccrual loans (including nonperforming trouble-debt restructured loans) and loans 90 days or more past due and still accruing.  Nonperforming assets would include nonperforming loans and real estate owned.

In future filings, we will expand our table on page 52 to include nonperforming loans and assets.  These disclosures will include nonaccrual loans and loans 90 days or more past due and still accruing.  The following table illustrates the changes that will be made in future filings and provides the requested data.

Nonaccrual, Past Due, Restructured Loans and Nonperforming Assets.  The following table sets forth information regarding our nonaccrual, past due and restructured loans and nonperforming assets.  Generally, when a loan is 90 days or more past due, we fully reverse all accrued interest thereon and cease to accrue interest thereafter.  Exceptions are made for loans that have contractually matured, are in the process of being modified to extend the maturity date and are otherwise current as to principal or interest and well secured loans that are in the process of collection.

	At December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Loans 90 days or more past due:
Residential mortgage loans	$24,286	28,221	29,751	29,134	20,309
Home equity loans	8,479	9,560	10,263	10,008	7,817
Other consumer loans	1,936	2,667	2,565	2,775	2,065
Commercial real estate loans	26,248	45,113	44,965	49,594	43,828
Commercial loans	9,096	10,785	12,877	18,269	25,184
Total loans 90 days or more past due	$70,045	96,346	100,421	109,780	99,203

Total real estate owned (REO)	26,165	26,887	20,780	20,257	16,844

Total loans 90 days or more past due and REO	96,210	123,233	121,201	130,037	116,047

Total loans 90 days or more past due to net loans receivable	1.21%	1.75%	1.84%	2.10%	1.93%

Total loans 90 days or more past due and REO to total assets	1.19%	1.54%	1.49%	1.63%	1.67%
Nonperforming assets:
Nonaccrual loans - loans 90 days or more past due	$68,347	95,836	100,421	109,780	99,203
Nonaccrual loans - loans less than 90 days past due	51,865	35,269	47,970	—	—
Loans 90 days or more past due still accruing	1,698	510	—	—	—
Total nonperforming loans	121,910	131,615	148,391	109,780	99,203
Total nonperforming assets	$148,075	158,502	169,171	130,037	116,047

Nonaccrual troubled debt restructured loans *	$41,166	29,575	41,740	2,908	—
Accruing troubled debt restructured loans	48,278	39,854	10,865	18,177	—
Total troubled debt restructured loans	$89,444	69,429	52,605	21,085	—

* Also included in “nonaccrual loans” above

Item 8. Financial Statements and Supplementary Data

Financial Statements

Note (1) Summary of Significant Accounting Policies

(d) Investment Securities, page 73

2.                                      Please tell us and expand future filings to include your impairment policy with regard to Federal Home Loan Bank stock.

On an ongoing basis, we evaluate our Federal Home Loan Bank stock for impairment.  Our evaluation includes factors such as recent and long-term operating performance, liquidity, funding and capital positions, stock repurchase history, dividend history and impact of legislative and regulatory changes related to the Federal Home Loan Bank.

In future filings we will revise the disclosure on page 73 as follows:

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold stock of its district FHLB according to a predetermined formula.  This stock is recorded at cost.  Quarterly, we evaluate our investment in the FHLB of Pittsburgh for impairment.  We evaluate recent and long-term operating performance, liquidity, funding and capital positions, stock repurchase history, dividend history and impact of legislative and regulatory changes.  Based on our most recent evaluation, we have determined that no impairment write-downs are currently required.

Note (4) Loans Receivable and Allowance for Loan Losses, Page 94

3.                                      Please tell us whether you have re-modified any troubled-debt restructurings (“TDRs”) during the periods presented.  If so, tell us and expand future filings to describe the types of re-modifications made and quantify the related amounts.

During the year ended December 31, 2012, twelve TDRs totaling approximately $8.8 million were re-modified.  The following table illustrates the number of loans and types of modifications that were made.  In future filings we will add this table to our discussion of TDRs on page 92.

		Type of modification
	Number of re- modified TDRs	Rate	Payment	Maturity date	Other	Total
Personal Banking:
Residental mortgage loans	—	$—	—	—	—	—
Home equity loans	—	—	—	—	—	—
Other consumer loans	—	—	—	—	—	—
Total Personal Banking	—	—	—	—	—	—

Business Banking:
Commercial real estate loans	5	800	—	1,662	231	2,693
Commercial loans	7	1,747	—	4,077	304	6,128
Total Business Banking	12	2,547	—	5,739	535	8,821

Total	12	$2,547	—	5,739	535	8,821

4.                                      Please tell us and expand the disclosure in future filings to state the amounts of the allowance related to TDRs held for each period presented and if the company has commitments to lend additional amounts to customers with outstanding loans that are classified as TDRs.  In addition, tell us and expand the disclosures to provide a TDR rollforward in future filings.

In future filings, we will expand our disclosures, beginning on page 88, to include the allowance related to TDRs held at period end, additional commitments to lend to customers with outstanding loans classified as TDRs and a rollforward of TDR balances.

The following tables illustrate the changes that will be made in future filings and provide the requested data as of December 31, 2012.

The following table provides information related to the loan portfolio by portfolio segment and by class of financing receivable as of December 31, 2012:

	Recorded investment in loans receivable	Allowance for loan losses	Recorded investment in loans on nonaccrual	Recorded investment in loans past due 90 days or more and still accruing	TDRs	Allowance related to TDRs	Additional commitments to customers with loans classified as TDRs
Personal Banking:
Residental mortgage loans	$2,415,649	8,002	25,083	9	5,045	1,074	—
Home equity loans	1,076,637	8,294	9,114	2	1,891	266	—
Other consumer loans	235,367	5,156	1,980	776	—	—	—
Total Personal Banking	3,727,653	21,452	36,177	787	6,936	1,340	—

Business Banking:
Commercial real estate loans	1,585,833	34,499	57,861	388	49,826	7,322	391
Commercial loans	388,994	13,242	26,174	523	32,682	4,112	2,596
Total Business Banking	1,974,827	47,741	84,035	911	82,508	11,434	2,987

Total	$5,702,480	69,193	120,212	1,698	89,444	12,774	2,987

The following table provides information related to the loan portfolio by portfolio segment and by class of financing receivable as of December 31, 2011:

	Recorded investment in loans receivable	Allowance for loan losses	Recorded investment in loans on nonaccrual	Recorded investment in loans past due 90 days or more and still accruing	TDRs	Allowance related to TDRs	Additional commitments to customers with loans classified as TDRs
Personal Banking:
Residental mortgage loans	$2,397,366	8,482	28,221	12	806	128	—
Home equity loans	1,084,786	8,687	9,560	221	—	—	—
Other consumer loans	245,689	5,325	2,667	277	—	—	—
Total Personal Banking	3,727,841	22,494	40,448	510	806	128	—

Business Banking:
Commercial real estate loans	1,435,767	32,148	62,494	—	38,216	3,933	1,198
Commercial loans	387,911	12,080	28,163	—	30,407	1,436	661
Total Business Banking	1,823,678	44,228	90,657	—	68,623	5,369	1,859

Total	$5,551,519	66,722	131,105	510	69,429	5,497	1,859

The following table provides a rollforward of TDR balances as of December 31, 2012 and 2011:

	December 31,
	2012	2011
TDRs as of January 1,	$69,429	52,605
New TDRs (1)	56,845	40,184
Net paydowns	(25,205)	(14,595)
Charge-offs	(2,704)	(307)
Paid-off loans	(8,921)	(1,310)
Transferred to REO	—	(7,148)
TDRs as of December 31,	$89,444	69,429

(1) For 2012, includes $3.0 million of loans added in accordance with recent regulatory guidance requiring loans discharged under bankruptcy proceedings and not reaffirmed by the borrower to be charged-off to their collateral value and to be considered TDRs regardless of their payment delinquency status.

5.                                      Please tell us and expand future filings to state your accounting policy for removing loans from the TDR classification.  Also, clarify whether you continue to measure impairment on these loans using ASC 310-10 once the TDR classification is removed.

Once we classify a loan a TDR, the loan is only removed from TDR classification under three circumstances: (1) the loan is paid off, (2) the loan is charged off or (3) if, at the beginning of the current fiscal year, the loan has performed in accordance with the modified terms for a minimum of six consecutive months and at the time of modification the loan’s interest rate represented a then current market interest rate for a loan of similar risk.  We currently have not removed any loans from TDR classification unless they have paid off or been charged off.

We consider all TDRs to be impaired loans, and therefore, we continue to measure TDRs for impairment using ASC 310-10.

In future filings we will revise the third paragraph of footnote 1 (e) on page 73 as follows:

A loan (from any class) is considered to be a trouble-debt restructured loan (TDR) when the restructuring constitutes a concession and the borrower is experiencing financial difficulties.  TDRs may include certain modifications of terms of loans, receipts of assets from borrowers in partial or full satisfaction of loans, or a combination thereof.  TDRs are impaired loans and are measured for impairment until the loan has performed in accordance with its modified terms for a reasonable period of time, generally six consecutive months.  A modified loan is determined to be a TDR based on the contractual terms as specified by the original loan agreements of the most recent modification.  Once classified a TDR, a loan is only removed from such classification under three circumstances: (1) the loan is paid off, (2) the loan is charged off, or (3) if, at the beginning of the current fiscal year, the loan has performed in accordance with the modified terms for a minimum of six consecutive months and at the time of modification the loan’s interest rate represented a then current market interest rate for a loan of similar risk.

*                                         *                                         *                                         *

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above information is responsive to the staff’s comments.  Please direct any additional comments or questions to the undersigned at (814) 728-7242, or to our attorney, Ned Quint, at (202) 274-2007.

Sincerely,

/s/ William W. Harvey, Jr.
William W. Harvey, Jr.
Executive Vice President, Finance

cc:	William J. Wagner, President and
Chief Executive Officer
Ned Quint, Esq.